UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Leafly Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

58953M106

(CUSIP Number)

February 4, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58953M106

1	NAMES OF REPORTING PERSONS: Christian Groh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,476,000(1)
	6	SHARED VOTING POWER 270,227(2)
	7	SOLE DISPOSITIVE POWER 2,476,000(1)
	8	SHARED DISPOSITIVE POWER 270,227(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,746,227(1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.6%(3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Includes 8,208 shares subject to vested stock options.
(2)	Includes of 270,227 shares owned by the reporting person’s spouse, for which he disclaims beneficial ownership.
(3)

The calculation of beneficial ownership percentage is based on 41,298,738 shares of common stock outstanding as of February 4, 2022, as reported by the issuer in its Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 10, 2022.

Item 1(a).	Name of Issuer:

Leafly Holdings, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

111 S. Jackson St., Suite 531

Seattle, WA 98104

Item 2(a).	Name of Person Filing:

This statement is being filed by Christian Groh (the “Reporting Person”).

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of the Reporting Person is:

55 Palm Ave.

San Francisco, CA 94118

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share

Item 2(e).	CUSIP No:

58953M106

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Not applicable.

Item 4.	Ownership.

(a)    Amount beneficially owned: 2,746,227

Includes 270,227 shares owned by the Reporting Person’s spouse, for which he disclaims beneficial ownership, and 8,208 shares subject to vested stock options.

(b)    Percent of class: 6.6%

The calculation of beneficial ownership percentage is based on 41,298,738 shares of common stock outstanding as of February 4, 2022, as reported by the issuer in its Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 10, 2022.

(c)    Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 2,476,000(1)

(ii) Shared power to vote or to direct the vote: 270,227(2)

(iii) Sole power to dispose or to direct the disposition of: 2,476,000(1)

(iv) Shared power to dispose or to direct the disposition of: 270,227(2)

(1)	Includes 8,208 shares subject to vested stock options.
(2)	Includes 270,227 shares owned by the Reporting Person’s spouse, for which he disclaims beneficial ownership.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item	6. Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 24, 2022

/s/ Christian Groh
Christian Groh